1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC August 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – Sept 10, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for August 2014: On a consolidated basis, revenues for August 2014 were approximately NT$69.28 billion, a increase of 6.7 percent from July 2014 and an increase of 25.8 percent over August 2013. Revenues for January through August 2014 totaled NT$465.44 billion, an increase of 17.6 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	August 2014	July 2014	M-o-M Increase (Decrease) %	August 2013	Y-o-Y Increase (Decrease) %	January to August 2014	January to August 2013	Y-o-Y Increase (Decrease) %
Net Revenues	69,279	64,925	6.7	55,091	25.8	465,439	395,836	17.6

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

September 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Aug.	Net sales	69,278,551	55,091,177
Jan.-Aug.	Net sales	465,439,077	395,835,877

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	43,980,003	4,813,739
TSMC Solar**	920,539	17,939

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.
**	The borrower is TSMC Solar North America, a wholly-owned subsidiary of TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	219,196,629	44,848,500

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	12,366,342	36,104,320
	Mark to Market Profit/Loss	18,937	89,900
	Unrealized Profit/Loss	(19,688)	89,900
Expired Contracts	Notional Amount	243,683,064	154,989,955
	Realized Profit/Loss	26,191	337,126
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,570,224	—
	Mark to Market Profit/Loss	8,727	—
	Unrealized Profit/Loss	(9,864)	—
Expired Contracts	Notional Amount	22,813,587	—
	Realized Profit/Loss	(3,420)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,639,845	2,521,002
	Mark to Market Profit/Loss	(5,213)	(7,627)
	Unrealized Profit/Loss	(1,282)	(11,692)
Expired Contracts	Notional Amount	8,571,528	15,128,939
	Realized Profit/Loss	(6,310)	10,283
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	77,939	539,690
	Mark to Market Profit/Loss	(260)	(1,613)
	Unrealized Profit/Loss	(22)	(1,054)
Expired Contracts	Notional Amount	445,749	2,469,640
	Realized Profit/Loss	(192)	1,220
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	817	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(7,293,089)	—
	Unrealized Profit/Loss	(1,807,118)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—